                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Quipp, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   748802 10

                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 7, 1998

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 30 Pages

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CUSIP No. 748802 10


1       Name of Reporting Person(1)
        S.S. or I.R.S. Identification No. of Above Person

                         John W. Gildea


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                AF; PF


5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /


6       Citizenship or Place of Organization

                             U.S.A.


                        7       Sole Voting Power
  Number of                          98,500
   Shares                       --------------
Beneficially            8       Shared Voting Power
  Owned By                                0
    Each                        --------------
  Reporting             9       Sole Dispositive Power
   Person                             98,500
    With                        --------------
                        10      Shared Dispositive Power
                                         0
                                --------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                              98,500


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /



13      Percent of Class Represented By Amount in Row (11)

                        6.22%


14      Type of Reporting Person

                        IN


    (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd. and Network IV LLC.

                               Page 2 of 30 Pages


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CUSIP No. 748802 10

1       Name of Reporting Person(2)
        S.S. or I.R.S. Identification No. of Above Person

                     Network Fund III, Ltd.


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                WC


5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /



6       Citizenship or Place of Organization

                         Cayman Islands


                        7       Sole Voting Power
  Number of                           53,500
   Shares                       ---------------
Beneficially            8       Shared Voting Power
  Owned By                               0
    Each                        ---------------
  Reporting             9       Sole Dispositive Power
   Person                             53,500
    With                        ---------------
                        10      Shared Dispositive Power
                                          0
                                ---------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                              53,500


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /



13      Percent of Class Represented By Amount in Row (11)

                            3.38%


14      Type of Reporting Person

                        CO


    (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and
        Network IV LLC.

                               Page 3 of 30 Pages


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CUSIP No. 748802 10


1       Name of Reporting Person(3)
        S.S. or I.R.S. Identification No. of Above Person

                         Network IV LLC


2       Check the Appropriate Box If a Member of a Group
                                                a.   / /
                                                b.   /x/


3       SEC Use Only


4       Source of Funds
                WC


5       Check If Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)   / /



6       Citizenship or Place of Organization

                         Cayman Islands


                        7       Sole Voting Power
  Number of                          35,000
   Shares                       ---------------
Beneficially            8       Shared Voting Power
  Owned By                               0
    Each                        ---------------
  Reporting             9       Sole Dispositive Power
   Person                            35,000
    With                        ---------------
                        10      Shared Dispositive Power
                                         0
                                ---------------


11      Aggregate Amount Beneficially Owned by Each Reporting Person

                             35,000


12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares/ /



13      Percent of Class Represented By Amount in Row (11)

                            2.21%


14      Type of Reporting Person

                        CO


    (3) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea and Network Fund III, Ltd.

                               Page 4 of 30 Pages


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Item 1.           Security and Issuer.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.0l per share (the "Common Stock"), of Quipp, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4800 N.W. 157th Street, Miami, Florida 33014.

Item 2.           Identity and Background.

                  This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), Network Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), and Network IV LLC, a Cayman Islands exempt company ("Network IV"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the Exchange Act").

                  Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 53,500 shares of Common Stock (the "Network Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Network III Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. GMC also has the power to dispose of the 35,000 shares of Common Stock (the "Network IV Shares") owned by Network IV, by virtue of an Investment Advisory Agreement, dated May 7, 1997 (the "Network IV Advisory Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. As a result, Gildea may be deemed to beneficially own the Network III Shares and Network IV Shares. Gildea also owns 10,000 shares of Common Stock in his individual capacity (the "Gildea Shares").

                  Gildea, Network Fund III and Network IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other or any other person or entity.

                  Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Each of Network Fund III's and Network IV's principal business is to invest in debt and equity securities of public and private companies. The principal business address and the principal office address of Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The principal address and the principal office address of Network Fund III and Network IV is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.


                  The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of Network Fund III and Network IV are set forth on
                  Schedule I hereto.

                  None of Gildea, Network Fund III or Network IV or, to the best knowledge of such parties, any of the persons listed on
                  Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                               Page 5 of 30 Pages

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                  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Gildea acquired the Gildea Shares in an open market purchase on September 15, 1997 at $15.1625 per share or an aggregate of $151,625, which funds were obtained from Gildea's personal funds.

                  Network Fund III acquired the Network III Shares in a series of open market purchases between October 24, 1997 and January 8, 1998 for an aggregate of $865,187.70, all of which funds were obtained from the working capital of Network Fund III.

                  Network IV acquired the Network IV Shares in a series of open market purchases between October 24, 1997 and January 8, 1998 for an aggregate of $428,531.40, all of which funds were obtained from the working capital of Network IV.

Item 4.           Purpose of Transaction.

                  Gildea acquired the Gildea Shares, Network Fund III acquired the Network III Shares and Network IV acquired the Network IV Shares in a series of separate open market transactions. Each of Gildea, Network Fund III and Network IV currently intends to hold the Gildea Shares, the Network III Shares and the Network IV Shares, respectively, for investment.

                  Each of Gildea, Network Fund III and Network IV intends to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Gildea, Network Fund III or Network IV to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, none of Network Fund III, Network IV or Gildea has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although any of such persons may develop such plans or proposals. Gildea, Network Fund III and Network IV disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, or any other person or entity.

Item 5.           Interest in Securities of the Issuer.

         (a)      (i)      The 53,500 Network III Shares, the 35,000
                           Network IV Shares and the 10,000 Gildea Shares beneficially owned by Gildea collectively represent
                           6.22% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange
                           Act.

                 (ii) The 53,500 Network III Shares represent 3.38% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                               Page 6 of 30 Pages

                (iii) The 35,000 Network IV Shares represent 2.21% of the 1,584,194 shares of Common Stock of the Company outstanding on the date hereof, based upon information as provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

          (b)     (i)      Gildea, as the Chairman of the Board of Directors,
                           Chief Executive Officer, President and sole stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network III Shares and the Network IV Shares.

                 (ii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Shares.

         (c) Except as set forth on Schedule II hereto and in this Schedule 13D none of Gildea, Network Fund III, or, to the best knowledge of such parties, any of the persons named on
                  Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Gildea, Network Fund III or Network IV to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Gildea Shares, the Network III Shares or the Network IV Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.

Item 7.            Materials to Be Filed as Exhibits.

                  1.       Joint Filing Agreement, dated January 8, 1998.

                  2. Investment Advisory Agreement dated as of February 26, 1996, by and between GMC and Network Fund III.

                  3. Investment Advisory Agreement dated as of May 7, 1997 by and between GMC and Network IV.

                               Page 7 of 30 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 8, 1998

/s/ John W. Gildea
-----------------------------------
    John W. Gildea

NETWORK FUND III, LTD.

By: GILDEA MANAGEMENT COMPANY,
    Investment Advisor

    By: /s/ John W. Gildea
       ----------------------------
        Name:  John W. Gildea
        Title: President



NETWORK IV LLC

By: GILDEA MANAGEMENT COMPANY,
    Investment Advisor

    By: /s/ John W. Gildea
       ----------------------------
        Name:  John W. Gildea
        Title: President

                               Page 8 of 30 Pages


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                                   SCHEDULE I

Reporting Person:                Network Fund III, Ltd.
                                 P.O. Box 219, Butterfield House
                                 Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name: .........................     John W. Gildea
Position: .....................     Director and Chairman
Principal Occupation
and Employment;
Business Address: .............     President, director and sole stockholder of
                                    GMC; the business address of GMC and Mr.
                                    Gildea is:
                                    115 Putnam Avenue, Greenwich, CT 06830.


Name: .........................     William P. O'Donnell
Position: .....................     Director and Managing Director
Principal Occupation
and Employment:................     Executive officer and director of GMC
Business Address: .............     115 Putnam Avenue
                                    Greenwich, CT 06830
Citizenship: ..................     USA

Name: .........................     Peter Arthur Neil Bailey
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship: ..................     U.K.

Name: .........................     Geoffrey William Fisher
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship: ..................     U.K.


                               Page 9 of 30 Pages

Name: .........................     Michael David de Figueiredo
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus (CI) Limited, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship: ..................     U.K.

Reporting Person: .............     Network IV LLC
                                    P.O. Box 219, Butterfield House
                                    Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name: .........................     William P. O'Donnell
Position: .....................     Director and Managing Director
Principal Occupation
and Employment: ...............     Executive officer and director of GMC
Business Address: .............     115 Putnam Avenue
                                    Greenwich, CT 06830
Citizenship: ..................     USA

Name: .........................     Peter Arthur Neil Bailey
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address:  La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship: ..................     U.K.

Name: .........................     Geoffrey William Fisher
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability association incorporated in Switzerland;
                                    business address: La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K.

                                    JE1 1BJ
Citizenship: ..................     U.K.

                               Page 10 of 30 Pages

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Name: .........................     Michael David de Figueiredo
Position: .....................     Director
Principal Occupation
and Employment;
Business Address: .............     Director of Abacus (CI) Limited, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address: La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship: ..................     U.K.

                               Page 11 of 30 Pages


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                                   SCHEDULE II

         Purchases of Common Stock of Quipp, Inc. by Gildea, Network Fund III and Network IV during the last sixty (60) days.

          John W. Gildea
          --------------

                                         Number            Price Per
                    Date                of Shares            Share
                  --------              ---------          ---------

                   9/15/97                10,000           $15.1625

          Network Fund III
          ----------------

                                         Number            Price Per
                    Date                of Shares            Share
                  --------              ---------          ---------

                  10/24/97                10,000           $15.2500
                  11/17/97                 2,500            16.0000
                  11/20/97                 4,000            16.1563
                  12/05/97                 5,000            16.7500
                  12/10/97                 5,000            16.8125
                  12/19/97                 4,000            16.3750
                  12/29/97                 4,000            16.3750
                   1/02/98                 4,000            16.3750
                   1/07/98                10,000            16.3750
                   1/08/98                 5,000            16.0000

          Network IV
          ----------

                                         Number            Price Per
                    Date                of Shares            Share
                  --------              ---------          ---------

                  10/24/97                 4,000           $15.2500
                  11/20/97                 3,000            16.1563
                  12/04/97                 5,000            16.8125
                  12/09/97                 5,000            16.8125
                  12/29/97                 5,000            16.3750
                   1/02/98                 3,000            16.3750
                   1/05/98                 2,500            16.3750
                   1/07/98                 5,000            16.3750
                   1/08/98                 2,500            16.0000

                               Page 12 of 30 Pages


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                                  EXHIBIT INDEX

                                                                         Page
Exhibit                                                                 Number
-------                                                                 ------

1.       Joint Filing Agreement, dated January 8, 1998.                    16

2.       Investment Advisory Agreement dated as of February
         26, 1996, by and between GMC and Network Fund III.                18

3.       Investment Advisory Agreement dated as of May 7,
         1997, by and between GMC and Network IV.                          24

                               Page 13 of 30 Pages